UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On August 12, 2005, Vermilion Energy Trust filed Form 52-109FT2 - Certification of Interim filings - CEO. The certification is attached hereto as Exhibit A.

On August 12, 2005, Vermilion Energy Trust filed Form 52-109FT2 - Certification of Interim filings - CFO. The certification is attached hereto as Exhibit B.

On August 15, 2005, Vermilion Energy Trust announced the cash distribution of $0.17 per trust unit payable on September 15, 2005 to all unitholders of record on August 31, 2005. The Trust also announced an increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. The press release is attached hereto as Exhibit C.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: August 22, 2005

                                                                       EXHIBIT A
                                                                       ---------

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Lorenzo Donadeo, President and Chief Executive Officer, of Vermilion Energy Trust, certify that:

1. I have reviewed the interim report (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust (the "issuer") for the SIX MONTHS ENDED JUNE 30, 2005; and

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  August 8, 2005


/s/ Lorenzo Donadeo

Lorenzo Donadeo
President and Chief Executive Officer

                                                                       EXHIBIT B
                                                                       ---------


                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Curtis Hicks, Executive Vice-President and Chief Financial Officer of Vermilion Energy Trust, certify that:

1. I have reviewed the interim report (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust (the "issuer") for the SIX MONTHS ENDED JUNE 30, 2005; and

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:  August 8, 2005


/s/ Curtis Hicks

Curtis Hicks
Executive Vice-President and Chief Financial Officer

                                                                       EXHIBIT C
                                                                       ---------

                               [GRAPHIC OMITTED]
                         [LOGO - VERMILION ENRGY TRUST]



                       PRESS RELEASE DATED AUGUST 15, 2005
            VERMILION ENERGY TRUST ANNOUNCES $0.17 CASH DISTRIBUTION
                      FOR SEPTEMBER 15, 2005 PAYMENT DATE
                      AND EXCHANGEABLE SHARE RATIO INCREASE

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on September 15, 2005 to all unitholders of record on August 31, 2005. The ex-distribution date for this payment is August 29, 2005. This will be the Trust's 31st consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

EXCHANGEABLE SHARE RATIO INFORMATION

UPON CONVERSION TO A TRUST IN JANUARY 2003, SOME HOLDERS OF SHARES IN THE PREDECESSOR COMPANY, VERMILION RESOURCES LTD., OPTED TO HOLD EXCHANGEABLE SHARES IN PLACE OF VERMILION ENERGY TRUST UNITS. THE FOLLOWING INFORMATION APPLIES ONLY TO THOSE EXCHANGEABLE SHAREHOLDERS AND DOES NOT AFFECT VERMILION ENERGY TRUST UNITHOLDERS.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.33588 to 1.34484. The increase will be effective on August 15, 2005. A "Notice of Retraction" must be received by Computershare by August 22, 2005 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on September 15, 2005.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                          July 29, 2005
Opening Exchange Ratio                                                      1.33588
Vermilion Energy Trust Distribution per Unit                                $0.17

10-day Weighted Average Trading Price ("Current Market Price")              $25.34227
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                              0.00896
Effective Date of the Increase in the Exchange Ratio                        August 15, 2005
Exchange Ratio as of the Effective Date                                     1.34484

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month's exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4
Phone:  (403) 269-4884 Fax:  (403) 264-6306 IR Toll Free:  1-866-895-8101
www.vermilionenergy.com